American Residential Properties, Inc.
7047 East Greenway Parkway, Suite 350
Scottsdale, Arizona 85254

December 9, 2015

VIA EDGAR

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate & Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re:	American Residential Properties, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-35899

Dear Mr. Gordon:

This letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated October 28, 2015 regarding the Annual Report on Form 10-K of American Residential Properties, Inc. (the “Company”) for the year ended December 31, 2014, filed by the Company on March 16, 2015.

The comments contained in your letter are reprinted below in bold italics and are followed by the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 44

1.
Please tell us what consideration you gave to providing a same store analysis of your revenues and expenses as you are still in the acquisition phase. It appears that over 50% of your portfolio would meet the same store criteria and this information could be beneficial to an investor.

RESPONSE: We view the comparability of our same store portfolio of homes and the related impacts to revenue and expense in two stages. First, the stabilization of our newly acquired properties consists of gaining possession, completing restoration activities to prepare the properties for the initial lease and leasing the newly acquired properties to begin generating revenue. Due to the various factors that impact the amount of time to acquire, stabilize and lease a property to begin generating revenue, same store homes lacked comparability between the years ended 2014 and 2013. In 2013, approximately 2,000 of our 6,073 homes had not been stabilized, principally consisting of properties still undergoing restoration activities to prepare them for initial lease. In addition, we had approximately 600 homes that had completed restoration activities, but were still going through initial marketing to lease the properties for the first time. As a result, we believed this significantly impacted the comparability of same store information between the years ended 2014 and 2013. In order to assist investor in understanding our portfolio during the acquisition phase and lack of comparability between periods, we have focused our disclosures within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional detail of our stabilized portfolio, including, among other information, the total number of stabilized homes, the number and percentage of stabilized homes that are leased and average rent per leased home, each of which is broken out into geographical regions. We believe this provides beneficial information to investors to understand the progress of stabilizing our portfolio of homes as well as revenue metrics, such as leased percentage rates and average rent per leased home.

The second stage of stabilizing our portfolio of homes will occur as we move beyond first-generation leases and our properties undergo maintenance costs to prepare the properties for re-lease, referred to as turn costs or re-tenancy costs. We expect re-tenancy costs to be a recurring part of a stabilized portfolio. During the year ended 2013, our portfolio of homes were primarily undergoing initial restoration in preparation for initial lease, were rent-ready for initial lease or still had the initial tenant in-place with a small population undergoing re-tenancy. The costs to restore a property in preparation for initial use are generally more substantial and principally capitalized. During a re-tenancy, the costs are on average lower and generally consist of more non-capitalized repairs and maintenance to prepare the home for re-lease. We have had a low volume of re-tenancies during each of the years ended 2014 and 2013, of approximately 770 homes and 80 homes, respectively. The low re-tenancy volume and lack of cost comparability between homes owned year-over-year is due to the recent growth of our portfolio, the majority of our leases having a term of one-year and the Company realizing an average renewal rate greater than 70%. As a result, we do not believe we have had sufficient or comparable volume of re-tenancies during our acquisition phase to provide a meaningful same store analysis for the years ended 2014 and 2013.

Item 8. Financial Statements and Supplementary Data Notes to Consolidated Financial Statements, page 64

2.
Please tell us whether there were any portfolio acquisitions during 2014 and 2013 and if so tell us the significance. In future filings please disclose any significant portfolio acquisitions in the footnotes to the financial statements.

RESPONSE: During 2014 and 2013, we acquired an aggregate of 1,506 homes through 54 portfolio transactions for a total purchase price of $195.5 million. The portfolios we acquired were primarily bulk purchases of homes that had been recently aggregated for sale to institutional buyers. As described further below, none of these portfolio purchases was individually significant.

During 2013, we acquired 1,325 homes in 47 bulk portfolio transactions for a total purchase price of $167.5 million. There were no portfolio acquisitions greater than 10% of the Company’s total assets at December 31, 2012. As a result, there were no portfolio acquisitions that were individually significant. The following table sets forth the number of homes, the purchase price, and the purchase price as a percentage of the Company’s total assets at December 31, 2012, for each of the six largest bulk portfolio purchases and the aggregate of the remaining 41 bulk portfolio purchases for the year ended December 31, 2013, in descending order of purchase price. As shown in the table, the purchase price of the largest individual portfolio was 8.3% of the Company’s total assets at December 31, 2012. For the aggregated 41 bulk portfolio purchases, the purchase price as a percentage of the Company's total assets at December 31, 2012 ranges between 0.1% to 1.8% on individual bulk portfolio purchases, with an overall average of 0.5%.

Portfolios Acquired in 2013

Portfolio	# of Homes Acquired	Total Price	% of 12/31/2012 Investment Value
Portfolio 1	204	$29,149,102	8.3%
Portfolio 2	138	22,189,260	6.3%
Portfolio 3	114	13,600,000	3.9%
Portfolio 4	73	11,500,000	3.3%
Portfolio 5	120	10,765,000	3.1%
Portfolio 6	112	10,310,740	3.0%
Aggregate of 41 Portfolios	563	69,893,647	20.0%
	1,324	$167,407,749	47.9%

During 2014, we acquired 182 homes in 7 bulk portfolio transactions for a total purchase price of $28.1 million. The total purchase price as a percentage of the Company's total assets at December 31, 2013 was 3.1%, ranging from 0.1% to 1.4% on individual bulk portfolio transactions. As a result, there were no portfolio acquisitions that were individually significant.

We also evaluated whether the aggregate of these individually insignificant purchases exceeded 10% of total assets and whether S-X 3-14 financial statements were required to be filed. We considered the Staff’s guidance included in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”), Section 2300, Real Estate Acquisitions and Properties Securing Mortgages, subsections 2310.1 and 2320.1, which state that the requirement under S-X 3-14 to file financial statements of individually insignificant properties that are significant in the aggregate is applicable only to registration and proxy statements. The aggregation of individually insignificant real estate properties is not required for Form 10-K disclosure. We also note that the Company did file a 1933 Act registration statement on July 7, 2014, which was subsequent to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed by the Company on March 31, 2014. FRM Section 2310.1 c. limits the evaluation of individually insignificant properties to those acquired or probable of being acquired “subsequent to the end of the most recently complete fiscal year for which the registrant’s financial statements have been filed.” Accordingly, the year ended December 31, 2014 is the only year necessary for considering aggregating individually insignificant real estate properties in the July 7, 2014 registration statement due to the fact the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 had been previously filed. Portfolio acquisitions for the year ended 2014 were both individually and in the aggregate below 10% of 2013 total assets. As a result, we believe we properly evaluated the significance of portfolio acquisitions during 2014 and 2013 and we do not believe we have any additional disclosure requirements with respect to those portfolio acquisitions.

We will disclose any individually significant portfolio acquisitions in the footnotes to the financial statements included in periodic reports we file in the future under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (“Future Filings”).

Note 4. Debt Securitization Loan, page 70

3.
We note that you entered into a securitization in 2014. Please revise future filings to include a more robust description of the transaction including entities involved, movement of cash flow, number and ratings of each tranche. The disclosure should also include the nature of each entity (e.g. bankruptcy remote or SPE) and the Company’s relationship to each entity. Please provide your future disclosures in your response.

RESPONSE: In response to the Staff’s comment, we will include in our Future Filings disclosure that is substantially similar to that set forth in our response to Comment 5 below.

4.	Please revise your future filings and tell us whether the entities in this transaction are VIEs or voting interest entities, if they are consolidated, and the basis for the accounting treatment.

RESPONSE: In response to the Staff’s comment, we will include in our Future Filings disclosure that is substantially similar to that set forth in our response to Comment 5 below.

5.	In addition, please provide the following disclosures related to the securitization in future filings;

•	A description of covenant requirements and whether the Company is in compliance;

•	Disclosure of what happens in the event default occurs;

•	Disclosure of how and when properties can be removed, added or replaced from the underlying portfolio of homes;

•	Portfolio data for the collateral underlying the loan consistent with that provided for the entire portfolio if not substantially similar.
Please provide your future disclosures in your response.
RESPONSE: In response to the Staff’s comment, we will include in our Future Filings disclosure that is substantially similar to that set forth below.

August 2014 Securitization
In August 2014, we completed a private securitization transaction (the “2014-1 Securitization”) in which ARP 2014-1 Borrower, LLC (the “Borrower”), a special purpose, bankruptcy remote entity and an indirect subsidiary of our operating partnership, American Residential Properties OP, L.P. (our “Operating Partnership”), entered into a loan agreement (the “Loan Agreement”) with a third-party lender, German American Capital Corporation (the “Lender”), for a $342,241,000 loan (the “Securitization Loan”) represented by a promissory note (the “Note”). The Borrower is wholly owned by ARP 2014-1 Equity Owner, LLC (the “Equity Owner”), a special purpose, bankruptcy-remote entity and a wholly owned direct subsidiary of our Operating Partnership.
The Securitization Loan is a two-year, floating rate loan, composed of six floating rate components computed monthly based on one-month LIBOR for each interest period plus a fixed component spread for each of the six components, resulting in a duration-weighted blended interest rate of LIBOR plus 2.00%. The Note requires monthly payments of interest only. We entered into an interest rate cap agreement for the initial two-year term of the loan, with a LIBOR-based strike rate equal to 3.12%.

The Securitization Loan may be extended for three, 12-month extensions at the Borrower’s option, resulting in a fully extended maturity date of September 9, 2019, provided there is no event of default under the Loan Agreement, the Borrower obtains a replacement interest rate cap agreement in a form reasonably acceptable to the Lender and the Borrower complies with the other terms set forth in the Loan Agreement.
The Note was immediately transferred by the Lender to ARP 2014-1 Depositor, LLC (the “Depositor”), another special purpose, bankruptcy-remote entity that is a wholly-owned direct subsidiary of our Operating Partnership, and then to American Residential Properties 2014-SFR1 Trust (the “Trust”), an entity intended to qualify as a real estate mortgage investment conduit (“REMIC”), in exchange for seven classes of single-family rental pass-through certificates representing all the beneficial ownership interests in the loan and the Trust.
The certificates have the following initial certificate balances, pass-through rates and ratings:

Certificate	Initial Certificate Balance	Pass-Through Rate	Ratings (Moody’s/ Kroll/Morningstar) (1)
Class A	$184,663,000	LIBOR + 1.10%	Aaa(sf)/AAA(sf)/ AAA
Class B	$35,930,000	LIBOR + 1.75%	Aa2(sf)/AA(sf)/ AA+
Class C	$26,314,000	LIBOR + 2.35%	A2(sf)/A-(sf)/ A+
Class D	$30,924,000	LIBOR + 3.00%	Baa2(sf)/BBB+(sf)/ BBB+
Class E	$39,965,000	LIBOR + 3.92%	NR/BBB-(sf)/ BBB
Class F	$24,445,000	LIBOR + 4.42%	NR/NR/BBB-
Class R	NA	NA	NR
(1) The ratings shown were provided by Moody’s Investors Service, Inc. (“Moody’s”), Kroll Bond Rating Agency, Inc. (“Kroll”) and Morningstar Credit Ratings, LLC (“Morningstar”) as of the closing of the 2014-1 Securitization. The interest rates on the certificates and classification were based on a credit assessment and rating by these rating agencies of the credit quality of the portfolio of 2,876 homes securing the certificates and do not reflect any credit rating of the Company as an entity.

Distributions in respect of interest on the certificates are made monthly to the Class A, Class B, Class C, Class D, Class E and Class F certificates, in that order, in each case until the interest then-distributable to each class is paid in full. Any loan losses are allocated to each class in the reverse of that order. The Class R certificates represent the residual REMIC interest of the Trust and do not have an initial certificate balance or pass-through rate and will not be entitled to distributions of interest. Each of the six components of the Securitization Loan has a principal amount equal to the principal amount of the corresponding certificate.
Upon receipt of the certificates, the Depositor sold the certificates to investors for gross proceeds of $340.6 million, before issuance costs of $10.9 million. Proceeds from the transaction were used to repay a portion of the then-outstanding balance on the credit facility. Taking into account the discount at which certain of the certificates were sold, and assuming the successful exercise of the three one-year extension options of the Loan Agreement and amortization of the discount over the resulting fully extended period, the effective weighted average of the fixed-rate spreads is 2.11%.
The Securitization Loan is secured by first priority mortgages on a pool of 2,876 homes transferred to the Borrower from the Company’s portfolio of properties. The Borrower’s homes were substantially similar to the other properties owned by the Company and were leased to tenants underwritten on substantially the same basis as the tenants in the Company’s other properties. During the duration of the loan, the Borrower’s properties may be transferred to third parties upon the satisfaction of certain conditions, including there being no event of default; additionally, the Borrower can substitute properties only if a property owned by it becomes a disqualified property under the terms of the loan. The Borrower is limited in its ability to incur any additional indebtedness.
The Securitization Loan is also secured by a security interest in all of the Borrower’s personal property and a pledge of all of the assets of the Equity Owner, including a security interest in its membership interest in the Borrower. The Company provides a limited guaranty (i) for certain losses arising out of designated acts of intentional misconduct and (ii) for the principal amount of the loan and all other obligations under the Loan Agreement in the event of insolvency or bankruptcy proceedings.
The Loan Agreement provides that the Borrower maintain covenants typical for securitization transactions including establishing and maintaining a cash management account controlled by the lender to collect all rents and cash generated by the Borrower’s properties. In the absence of an event of default, the Borrower will receive any excess cash after payment of expenses related to the certificates (such as trustee fees and expenses, servicing fees and expenses, special servicing fees and expenses and other service provider fees and expenses), monthly interest and property-related expenses. Upon the occurrence of an event of default under the Securitization Loan or if the Borrower does not maintain a debt yield (net cash flow divided by the outstanding principal balance of the loan) on the portfolio of at least 5.695%, the lender may transfer the excess cash to an account which lender controls. Upon the occurrence of an event of default under the loan, the lender may also foreclose on its security interests, in limited circumstances may enforce the Company’s guaranty and may appoint a new property manager. As of December 31, 2014, the Company was in compliance with all covenants under the Loan Agreement.
The Company has accounted for the transfer of the Note from its subsidiary to the trust as a sale under ASC 860, Transfers and Servicing, with no resulting gain or loss as the Note was both originated by the third party lender and immediately transferred at the same fair market value. The Company has also evaluated and did not identify any variable interests in the Trust. Accordingly, the Company continues to consolidate, at historical cost basis, the 2,876 homes placed as collateral for the Note and has recorded a $342.2 million asset-backed securitization liability, representing the principal balance outstanding on the Note as of December 31, 2014, in the consolidated balance sheets.
On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact me by phone at (480) 339-5287 or by e-mail at patricia.dietz@amresprop.com, or Daniel LeBey by phone at (804) 788-7366 or by email at dlebey@hunton.com, or .

Very truly yours,
/s/ Patricia B. Dietz

Patricia B. Dietz, Esq.
General Counsel
American Residential Properties, Inc.

cc:    Shant Koumriqian, Chief Financial Officer, American Residential Properties, Inc.
Daniel M. LeBey, Esq., Hunton & Williams LLP